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                             May 8, 2024

       Lisa Brady
       President and Chief Executive Officer
       Parks! America, Inc.
       1300 Oak Grove Road
       Pine Mountain, GA 31822

                                                        Re: Parks! America,
Inc.
                                                            Definitive
Additional Materials filed May 7, 2024
                                                            File No. 000-51254

       Dear Lisa Brady:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Definitive Additional Materials filed May 7, 2024

       General

   1. Your statement on page 4 that "FC has deceitfully left the door wide open" regarding proxy expense recovery
appears to impugn the character, integrity and reputation of
                                                        Focused Compounding
without adequate factual foundation. Please do not use these or similar statements
without providing a proper factual foundation for the statements.
                                                        Statements that purport
to know the motivation or intent of another soliciting party may be difficult to support
and should be reconsidered, absent adequate factual foundation. In addition, as to matters
for which the filing persons do have a proper factual foundation, please avoid making
statements about those matters that go beyond the scope of what is reasonably supported by
the factual foundation. Please refer to Note (b) to Rule 14a-9.
                                                        Please refrain from
including such statements in future soliciting materials.
       Important Additional Information, page 6

   2. Your statement that "[t]he Company, its directors, nominees and certain of its executive
 Lisa Brady
Parks! America, Inc.
May 8, 2024
Page 2
       officers may be deemed to be participants in the solicitation of proxies from the
       Company   s stockholders" (emphasis added) is inconsistent with
disclosure in Annex A of
       the Company's proxy statement filed April 23, 2024, stating that "members of the Board, director nominees and certain officers and other employees of the Company are
       'participants' with respect to our solicitation of proxies." In future filings, please revise to avoid inserting doubt as to each person's status and to be consistent with the definition of participant in instruction 3 to Item 4 of Schedule 14A.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Laura McKenzie at 202-551-4568 or Perry Hindin at 202-
551-3444.



                                                                Sincerely,
FirstName LastNameLisa Brady
                                                                Division of
Corporation Finance
Comapany NameParks! America, Inc.
                                                                Office of
Mergers & Acquisitions
May 8, 2024 Page 2
cc:       Brett Peace
FirstName LastName